Advanced ID Corporation
4500 – 5th Street NE
Calgary, Alberta
Canada T2E 7C3

July 16, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Geoffrey Kruczek

Re:	Advanced ID Corporation (the “Company”) Registration Statement on Form S-1 (File No. 333-144556)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated to Friday, July 18, 2008 at noon (Eastern time), or as soon thereafter as practicable.

The Company acknowledges that:

➢	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

➢
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

➢
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ADVANCED ID CORPORATION

By:	/s/ Dan Finch
Dan Finch
President and Chief Executive Officer

cc: Stephen R. Drake